Exhibit (e)(16)

CHEMBIO DIAGNOSTICS, INC.

Executive Retention Agreement

This Executive Retention Agreement (this “Agreement”) is entered into between Chembio Diagnostics, Inc., a Nevada corporation (the “Company”), and Charles Caso (the “Executive” and, together with the Company, the “Parties”) as of the date set forth on the signature page hereof(the “Effective Date”).

Whereas, the Company considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company and its stockholders;

Whereas, as a condition to the Company’s execution and delivery of this Agreement, the Parties are entering into a Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement dated as of the date of this Agreement (the “Restrictive Covenants Agreement”);

Whereas, the Company recognizes that, as is the case with many publicly-held corporations, the possibility of a change in control of the Company exists and that such possibility, and the uncertainty and questions that it may raise among key personnel, may result in the departure or distraction of key personnel to the detriment of the Company and its stockholders, and

Whereas, the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company that appropriate steps should be taken to reinforce and encourage the continued employment and dedication of the Company’s key personnel without distraction, including distraction from the possibility of a change in control of the Company and related events and circumstances.

Now, Therefore, as an inducement for and in consideration of the Executive remaining in its employ and for other good and valuable consideration, the Parties agree that the Executive shall receive the severance benefits set forth below in the event the Executive’s employment with the Company is terminated.

1.	Key Definitions. As used herein, the following terms shall have the following respective meanings:

1.1	“Annual Bonus” shall mean an annual cash bonus for which the Executive may be eligible, in the discretion of the Compensation Committee, with respect to a calendar year in accordance with terms and provisions of the Executive Incentive Plan of the Company or any successor plan thereto, together with any supplemental incentive plan or plans thereunder, as may be established by the Compensation Committee, in its discretion, from time to time.

1.2	“Cause” shall mean:

(a)	the Executive’s willful and continued failure to substantially perform the Executive’s reasonable assigned duties (other than any such failure resulting from incapacity due to physical or mental illness, approved leave of absence or any failure after the Executive gives notice of resignation for Good Reason), where such failure is not cured within thirty days after a written notice and demand for substantial performance is received by the Executive from the Board that specifically identifies the manner in which the Board believes the Executive has not substantially performed the Executive’s duties;

(b)	the Executive’s willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company’s business or reputation;

(c)	the Executive material breach of any written policy applicable to the Executive, including the Company’s code of business ethics and conduct or insider trading policy; or

(d)	the Executive’s conviction of, or plea of guilty or no contest to, a felony under the laws of the United States or any State of the United States.

For purposes of this Section 1.2, no act or failure to act by the Executive shall be considered “willful” unless it is done, or omitted to be done, in bad faith and without reasonable belief that the Executive’s action or omission was in the best interests of the Company.

1.3	“Change in Control” shall mean the occurrence of any of the following events:

(a)	the acquisition, directly or indirectly, by any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (a “Person” for purposes of this Section 1.3) of the beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that, in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time) of more than fifty percent of the outstanding securities of the Company;

(b)	a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(c)	the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(d)	a complete liquidation or dissolution of the Company; or

(e)	a reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent of the total combined voting power of the Company’s outstanding securities are transferred to a Person or Persons different from the Persons holding those securities immediately prior to such merger.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur unless one of the foregoing events constitutes a “change in control event” within the meaning of Section 409A.

1.4	“Change in Control Date” shall mean the first date during the Term (as defined in Section 2) on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if (a) a Change in Control occurs, or shall have been announced or agreed to, (b) the Executive’s employment with the Company is subsequently terminated, and (c) if the date of termination is prior to the date of the actual or scheduled Change of Control and it is reasonably demonstrated by the Executive that such termination of employment (i) was at the request of a third party who has taken steps reasonably designed to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, such as, for example, as a condition thereto or in connection with cost reduction or elimination of duplicate positions, then for all purposes of this Agreement the “Change in Control Date” shall mean the date immediately prior to the date of such termination of employment.

1.5	“Good Reason” shall mean:

(a)	a material diminution in the Executive’s authority, duties, responsibilities or reporting relationship in effect immediately prior to the Effective Date reducing the Executive’s position, duties or authority;

(b)	a decrease in the annual rate of the Executive’s base salary (“Base Salary”);

(c)	the Company’s failure to secure the agreement of any successor entity to the Company that the Executive shall continue in the Executive’s position without reduction in position, duties or authority; or

(d)	the Company’s relocating the Executive’s principal work location beyond a fifty-mile radius of the Executive’s work location as of the Effective Date;

provided that (i) the occurrence of a Change in Control, following which the Company continues to have its common stock publicly traded and the Executive is offered continued employment with such publicly traded entity as an officer with substantially the same, or greater, duties and authority as the Executive has with the Company immediately prior to the Effective Date, shall not be deemed to give rise to an event or condition constituting Good Reason and (ii) no event or condition shall constitute Good Reason unless (A) the Executive gives the Company a notice of termination specifying the Executive’s objection to such event or condition within ninety days following the occurrence of such event or condition, (B) such event or condition is not corrected, in all material respects, by the Company in a manner that is reasonably satisfactory to the Executive within thirty days following the Company’s receipt of such notice, and (C) the Executive resigns from the Executive’s employment with the Company not more than thirty days following the expiration of the thirty-day period described in the foregoing clause (B).

1.6	“Permanent Disability” shall mean:

(a)	the inability of the Executive to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months; or

(b)	the Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.

The Executive shall be deemed to have a Permanent Disability if the Executive is determined (i) by the Social Security Administration to have a “total disability” or (ii) in accordance with a disability insurance program to be “disabled,” provided the definition of “disabled” under the program complies with the definition of Permanent Disability hereunder. Otherwise, such Permanent Disability shall be certified by a physician chosen by the Company and reasonably acceptable to the Executive, unless the Executive is then legally incapacitated, in which case such physician shall be reasonably acceptable to the Executive’s authorized legal representative.

1.7	“Section 409A” shall mean Section 409A of the Internal Revenue Code of 1986.

1.8	“Termination Date” shall mean:

(a)	in the event of a termination of the Executive’s employment by the Company for Cause or by the Executive for Good Reason, the date specified in a notice of termination (or, if not specified therein, the date of delivery of such notice), but in no event earlier than the expiration of the cure period set forth in Section 1.2 or 1.5, respectively;

(b)	in the event of a termination of the Executive’s employment by the Company without Cause, the date specified in a notice of termination (or if not specified therein, the date of delivery of such notice);

(c)	in the event of a termination of the Executive’s employment by the Executive without Good Reason, the date specified in a notice of termination, but in no event less than sixty days following the date of delivery of such notice;

(d)	in the event either Party shall have given to the other Party notice pursuant to Section 2 that the Term shall not be extended, the December 31 that is the final day of the Term;

(e)	in the event of a termination of the Executive’s employment due to Permanent Disability, the date the Company terminates the Executive’s employment following the certification of the Executive’s Permanent Disability; and

(f)	in the event of a termination of employment due to the Executive’s death, the date of the Executive’s death.

2.	Term of Agreement. This Agreement shall take effect upon the Effective Date and shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if a Change in Control Date has not occurred during the Term, (b) the date twelve months after the Change in Control Date, if the Executive is still employed by the Company as of such later date, and (c) the fulfillment by the Company of all of its obligations under Section 3 if the Executive’s employment with the Company terminates during the Term or within twelve months following the Change in Control Date. “Term” shall mean the period commencing as of the Effective Date and continuing in effect through December 31, 2022, provided that, commencing on January 1, 2023 and each January 1 thereafter, the Term shall be automatically extended for one additional calendar year unless, not later than the October 1 immediately preceding the scheduled expiration of the Term (or any extension thereof), either Party shall have given notice to the other Party that the Term shall not be extended.

3.	Termination; Benefits to Executive.

3.1	Generally. In the event of the termination of the Executive’s employment for any reason, the Executive shall receive payment of the following (the “Base Obligations”):

(a)	any unpaid Base Salary through the Termination Date, in regular payroll installments in accordance with the Company’s payroll practices as then in effect (but no less frequently than monthly);

(b)	any unpaid vacation through the Termination Date as accrued in accordance with the Company’s then-current vacation policy, to be paid within fourteen days of the Termination Date; and

(c)	any earned but unpaid Annual Bonus with respect to the calendar year ended prior to the Termination Date, to be paid in accordance with the payment timing and other terms of the Annual Bonus.

In addition, in the event of the Executive’s termination of employment, the applicable provisions of each outstanding equity award agreement executed by the Parties shall govern the treatment of such equity award.

3.2	Termination Related to Change in Control. In the event of the termination of the Executive’s employment by the Company without Cause or by the Executive for Good Reason or the expiration of the Term upon notice of nonrenewal delivered by the Company in accordance with Section 2, then, in each of the foregoing cases within twelve months following a Change in Control Date, the Executive shall, subject to Sections 3.6 and 3.7, be entitled to receive, in addition to the Base Obligations, the following payments and benefits (the “Severance Benefits”):

(a)	Severance Payment.

(i)	Amount. The Company shall pay the Executive an amount (the “Severance Payment”) equal to (i) 1.0 multiplied by the Base Salary with respect to the calendar year in which the Termination Date occurs and (ii) if the Compensation Committee has previously established a target Annual Bonus for the Executive with respect to the calendar year in which the Termination Date occurs, a pro rata target bonus (the “Pro-Rata Target Bonus”) determined by multiplying such target Annual Bonus of the Executive for such calendar year by a fraction, the numerator of which is the number of days in the calendar year in which the Termination Date occurs through the Termination Date and the denominator of which is three hundred sixty-five. The Pro-Rata Target Bonus shall be paid only in the event any performance goals established with respect to such target Annual Bonus have been satisfied. Payment of the Pro-Rata Target Bonus shall be delayed until following the date the Compensation Committee determines that such performance goals have been satisfied, in accordance with the rules applicable to the target Annual Bonus under the applicable bonus program established by the Compensation Committee (the “Determination Date”).

(ii)	Payment. The Severance Payment is payable in a lump sum within two weeks following the Termination Date. Notwithstanding the foregoing, payments of the Pro-Rata Target Bonus portion of the Severance Payment shall be paid within thirty days following the Determination Date, except that if payment of one or more installments of the Pro-Rata Target Bonus portion of the Severance Payment must be delayed until following the Determination Date, the initial installment shall consist of a lump sum equal to the total of all such installments delayed or due as of such payment date, without adjustment for interest.

(b)	Health Care Coverage Payments. Provided the Executive is covered by the Company’s health care plans immediately prior to the Termination Date, the Company shall pay to the Executive on a monthly basis, during the twelve-month period commencing on the Termination Date (or such shorter period ending as of the initial date the Executive is eligible for coverage under the health care plans of a subsequent employer), a taxable cash payment equal to the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) premium for the highest level of coverage available under the Company’s group health plans, but reduced by the monthly amount that the Executive would pay for such coverage if the Executive was an active employee.

(c)	Outstanding Equity Awards. The vesting of each and every outstanding equity award agreement executed by the Parties shall, to the extent such vesting is based upon the passage of time (rather than any performance metric) shall accelerate in full.

All other benefits, if any, due the Executive following termination pursuant to this Section 3.2 shall be determined in accordance with the plans, policies and practices of the Company, provided the Executive shall not be entitled to participate in any other severance plan, policy or program of the Company. The Severance Benefits are payments and benefits to which the Executive is not otherwise entitled, are given in consideration for the Release (as described in Sections 3.6 and 3. 7), and are in lieu of any severance plan, policy or program of the Company or any of its subsidiaries that may now or hereafter exist. The payments and benefits to be provided pursuant to this Section 3.2 shall constitute liquidated damages and shall be deemed to satisfy and be in full and final settlement of all obligations of the Company to the Executive under this Agreement. The Executive acknowledges and agrees that such amounts are fair and reasonable, and are the Executive’s sole and exclusive remedy, in lieu of all other remedies at law or in equity, with respect to the termination of the Executive’s employment.

3.3	Permanent Disability or Death. Upon termination of the Executive’s employment due to Permanent Disability or death, in each case within twelve months following a Change in Control Date, the Executive or the Executive’s estate (respectively) shall, subject to Sections 3.6 and 3.7, be entitled to receive, in addition to the Base Obligations, a Pro Rata Target Bonus with respect to the calendar year in which the Termination Date occurs, determined and payable in the manner contemplated by Section 3.2(a). All other benefits, if any, due the Executive or the Executive’s estate (as applicable) following termination pursuant to this Section 3.3 shall be determined in accordance with the plans, policies and practices of the Company, provided the Executive and the Executive’s estate shall not be entitled to participate in any other severance plan, policy or program of the Company.

3.4	Termination for Cause by the Company or Termination Without Good Reason or Nonrenewal by the Executive. In the event of the termination of the Executive’s employment by the Company for Cause or by the Executive without Good Reason or the expiration of the Term upon notice of nonrenewal delivered by the Executive in accordance with Section 2, the Executive shall have no further rights to any compensation (including any Annual Bonus) or any other benefits under this Agreement other than the Base Obligations. All other benefits, if any, due the Executive following the Executive’s termination of employment pursuant to this Section 3.4 shall be determined in accordance with the plans, policies and practices of the Company, provided that the Executive shall not be entitled to participate in any severance plan, policy, or program of the Company.

3.5	Mitigation; Offset. Following the termination of the Executive’s employment for any reason, the Executive shall have no obligation or duty to seek subsequent employment or engagement as an employee (including self-employment) or as a consultant or otherwise mitigate the Company’s obligations hereunder nor shall the payments provided by this Section 3 be reduced by the compensation earned by the Executive as an employee or consultant from any such subsequent employment or consultancy.

3.6	Release. Notwithstanding anything to the contrary in this Agreement, receipt by the Executive of any Severance Benefits or other compensation or benefits under this Section 3 (other than the Base Obligations) is subject to the Executive executing and delivering to the Company a general release of claims following the Termination Date, in substantially the form attached as Exhibit A (the “Release”), that, within sixty days following the Termination Date, has become irrevocable by the Executive (such date the Release becomes irrevocable being the “Release Effective Date”). If the Executive dies or becomes legally incapacitated prior to the Release Effective Date, then the Release requirements described in the preceding sentence shall apply with respect to the Executive’s estate and the Release shall be modified as reasonably necessary to allow for execution and delivery by a personal representative of the Executive’s estate or the Executive’s authorized legal representative, as applicable.

3.7	Restrictive Covenants Agreement. The Executive acknowledges and reaffirms the Executive’s obligations with respect to non-disclosure, non-competition, non-solicitation and other restrictions set forth in the Restrictive Covenants Agreement. Notwithstanding any other provision of this Agreement, in the event the Executive is deemed by the Company to have violated Section 3 of the Restrictive Covenants Agreement, the Company shall provide notice to the Executive and, upon the deemed delivery of such notice pursuant to Section 5.6, all amounts payable or benefits to be provided by the Company under this Section 3 shall no longer be due and payable or required to be provided.

4.	Claims; Disputes.

4.1	Claims to Board. All claims by the Executive for benefits under this Agreement shall be directed to and determined by the Board and shall be in writing. Any rejection by the Board of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the rejection and the specific provisions of this Agreement relied upon.

4.2	Disputes. Any dispute arising between the Parties under this Agreement, under any statute, regulation, or ordinance, under any other agreement between the Parties, or in way relating to the Executive’s employment shall be submitted to binding arbitration before the American Arbitration Association (the “AAA”) for resolution. Such arbitration shall be conducted in New York, New York, and the arbitrator shall apply New York law, including federal law as applied in New York courts. The arbitration shall be conducted in accordance with the AAA’s Employment Arbitration Rules as modified in this Section 4.2. The arbitration shall be conducted by a panel of three arbitrators that is mutually agreeable to both of the Parties, all in accordance with the AAA’s Employment Arbitration Rules then in effect. If the Parties cannot agree upon the panel of arbitrators, the arbitration shall be settled before a panel of three arbitrators, one to be selected by the Company, one by the Executive, and the third to be selected by the two persons so selected, all in accordance with the AAA’s Employment Arbitration Rules. With respect to any and all costs and expenses associated with any such arbitration that are .not assignable to one of the Parties by the arbitrator, each Party shall pay their own costs and expenses, including attorneys’ fees and costs, except that the Company shall pay the cost of the arbitrators and the filing fees charged to the Executive by the AAA, provided the Executive is the claimant or counter claimant in such arbitration and is the prevailing Party. The award of the arbitrators shall be final and binding on the Parties, and judgment on the award may be confirmed and entered in any state or federal court in the City of New York, New York. The arbitration shall be conducted on a strictly confidential basis, and Executive shall not disclose the existence of a claim, the nature of a claim, any documents, exhibits, or information exchanged or presented in connection with such a claim, or the result of any action (collectively, “Arbitration Materials”), to any third party, with the sole exception of the Executive’s legal counsel, who also shall be bound by confidentiality obligations no less protective than the provisions set forth in the Restrictive Covenant Agreement. In the event of any court proceeding to challenge or enforce an arbitrators’ award, the Parties consent to the exclusive jurisdiction of the state and federal courts in New York, New York and agree to venue in that jurisdiction. The Parties agree to take all steps necessary to protect the confidentiality of the Arbitration Materials in connection with any such proceeding and the entry of an appropriate protective order encompassing the confidentiality terms of the Restrictive Covenants Agreement.

5.	Miscellaneous.

5.1	Section 409A. This Agreement is intended to comply with the provisions of Section 409A and this Agreement shall, to the extent practicable, be construed in accordance therewith. Terms defined in this Agreement shall have the meanings given such terms under Section 409A if and to the extent required in order to comply with Section 409A.

5.2	Not an Employment Contract. The Executive acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Executive as an employee and that this Agreement does not prevent the Executive from terminating employment at any time.

5.3	Entire Agreement; Amendments. This Agreement, together with the Restrictive Covenants Agreement, contains the entire understanding of the Parties with respect to the subject matter set forth in this Agreement, and shall supersede any and all previous contracts, arrangements or understandings between the Company and the Executive with respect to the subject matter set forth in this Agreement. This Agreement may not be altered, modified or amended except by written instrument signed by the Company and the Executive.

5.4	No Waiver. The failure of a Party to insist upon strict adherence to a term of this Agreement on any occasion shall not be considered a waiver of such Party’s rights or deprive such Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

5.5	Successor; Assignment. Neither of the Parties shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive’s right to receive payments hereunder shall not be assignable or transferable whether by pledge, creation of a security interest or otherwise, other than a transfer by the Executive’s will or by the laws of descent and distribution. In the event of any attempted assignment or transfer contrary to this Section 5.5, the Company shall have no liability to pay the assignee or transferee any amount so attempted to be assigned or transferred. The Company shall cause this Agreement to be assumed by any entity that succeeds to all or substantially all of the Company’s business or assets and this Agreement shall be binding upon any successor to all or substantially all of the Company’s business or assets, provided that no such assumption shall release the Company of its obligations hereunder, to the extent not satisfied by such successor, without the Executive’s prior consent.

5.6	Notice. All notices, requests, consents, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by electronic mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next day (other than a Saturday, Sunday or other day on which commercial banks in the New York, New York, are authorized or required to close) if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.6):

If to the Company:	Chembio Diagnostics, Inc. 555 Wireless Boulevard Hauppauge, New York 11788 Attention: Chief Executive Officer Email: [**]

If to the Executive:	As set forth on the signature page hereof

5.7	Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

5.8	Section 409A. Notwithstanding any other provision of this Agreement, any payment, settlement or benefit triggered by termination of the Executive’s employment with the Company shall not be made until six months and one day following Termination Date if such delay is necessary to avoid the imposition of any tax, penalty or interest under Section 409A. Any installment payments that are delayed pursuant to this Section 5.8 shall be accumulated and paid in a lump sum on the day that is six months and one day following the Termination Date (or, if earlier, upon the Executive’s death) and the remaining installment payments shall begin on such date in accordance with the other provisions of this Agreement. For purposes of this Agreement, termination or severance of employment shall be read to mean a “separation from service” within the meaning of Section 409A where it is reasonably anticipated that no further services would be performed after that date or that the level of services the Executive would perform after that date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent of the average level of bona fide services performed over the immediately preceding thirty-six month period. Additionally, the amount of expenses eligible for reimbursement or in-kind benefits to be provided during one calendar year may not affect the expenses eligible for reimbursement or any in-kind benefits to be provided in any other calendar year and the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. All reimbursements shall be made no later than the last day of the calendar year following the calendar year in which the Executive incurs the reimbursable expense. This Agreement is intended to comply with the requirements of Section 409A (including the exceptions thereto), to the extent applicable, and the Agreement shall be administered and interpreted in accordance with such intent. If any provision contained in the Agreement conflicts with the requirements of Section 409 A (or the exemptions intended to apply under the Agreement), the Agreement shall be deemed to be reformed to comply with the requirements of Section 409A (or the applicable exemptions thereto). The Company, after consulting with the Executive, may amend this Agreement or the terms of any award provided for in this Agreement in any manner that the Company considers necessary or advisable to ensure that cash compensation, equity awards or other benefits provided for in this Agreement are not subject to U.S. federal income tax, state or local income tax or any equivalent taxes in territories outside the United States prior to payment, exercise, vesting or settlement, as applicable, or any tax, interest or penalties pursuant to Section 409A. Any such amendments shall be made in a manner that preserves to the maximum extent possible the intended benefits to the Executive. This Section 5.8 does not create an obligation on the part of the Company to modify this Agreement and does not guarantee that the amounts or benefits owed under the Agreement shall not be subject to interest and penalties under Section 409A. For purposes of this Agreement, all rights to payments and benefits hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A.

5.9	Clawback. The Executive agrees that compensation and benefits provided by the Company under this Agreement or otherwise shall be subject to recoupment or clawback by the Company under any applicable clawback or recoupment policy of the Company that is generally applicable to the Company’s executives, as may be adopted by the Board and in effect from time-to-time or as required by applicable law.

5.10	Interpretation. For purposes of this Agreement:

(a)	headings used in this Agreement are for convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement;

(b)	any references in this Agreement to a Section refer to a Section of this Agreement, unless specified otherwise;

(c)	the word “day” refers to a calendar day;

(d)	the word “include” and “including” as used in this Agreement shall not be construed so as to exclude any other thing not referred to or described;

(e)	the word “or” is not exclusive;

(f)	the definition given for any term in this Agreement shall apply equally to both the singular and plural forms of the term defined;

(g)	unless the context otherwise requires, (i) references in this Agreement to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (ii) references in this Agreement to a statute mean such statute as amended from time to time and include any successor legislation thereto and any rules and regulations promulgated thereunder; and

(h)	this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

5.11	Counterparts. This Agreement may be executed in counterparts

5.12	, each of which shall be deemed an original but both of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.13	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

5.14	Executive’s Acknowledgements. The Executive acknowledges that the Executive: (a) has read this Agreement; (b) has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of the Executive’s own choice or has voluntarily declined to seek such counsel; (c) understands the terms and consequences of this Agreement; and (d) understands that the law firm of K&L Gates LLP has acted and is acting as counsel to the Company in connection with the transactions contemplated by this Agreement, and is not acting as counsel for the Executive.

*            *            *

In Witness Whereof, the Parties have executed, or caused to be executed, this Agreement as of February 9, 2022.

Chembio Diagnostics, Inc.

By:	/s/ Richard L. Eberly
Richard L. Eberly
Chief Executive Officer and President

Charles Caso

/s/ CHARLES CASO
Address:	[**]
[**]
Email:	[**]

Exhibit A

GENERAL RELEASE

This General Release (this “Release”) is entered into between Charles Caso (the “Executive”) and Chembio Diagnostics, Inc., a Nevada corporation (the “Company”), as of the date set forth on the signature page hereof.

A.	The Executive and the Company are parties to an Executive Retention Agreement entered into as of February 9, 2022 (the “Retention Agreement”).

B.	The Executive has agreed to execute this Release as a condition to the Executive’s entitlement to certain payments and benefits upon termination of the Executive’s employment with the Company;

In consideration of the premises and mutual promises herein contained and for other good and valuable consideration received or to be received by the Executive in accordance with the terms of the Retention Agreement, it is agreed as follows:

1.	Discharge of Claims. Excluding enforcement of covenants, promises and rights reserved herein, the Executive irrevocably and unconditionally releases, acquits and forever discharges the Company and each of the Company’s stockholders, predecessors, successors, assigns, directors, officers, employees, divisions, subsidiaries, affiliates (and directors, officers and employees of such companies, divisions, subsidiaries and affiliates) and all persons acting by, through, under or in concert with any of them (collectively, “Releasees”), or any of them, from any and all Claims (as defined below) through the date of this Release. The Executive agrees not to file a lawsuit or arbitration to assert any such Claim and further agrees that should any other person or entity file a lawsuit or arbitration to assert any such Claim, the Executive shall not seek or accept any personal relief in such action.

1.1	Except as stated below, “Claims” includes all actions or demands of any kind that the Executive may now have, may have had or may reasonably know the Executive should have had (although the Executive is not being asked to waive Claims that may arise after the date of this Release). More specifically, Claims include rights, causes of action, damages, penalties, losses, attorneys’ fees, costs, expenses, obligations, agreements, judgments and all other liabilities of any kind or description whatsoever, either in law or in equity, whether known or unknown, suspected or unsuspected. The nature of the Claims covered by this Release includes all actions or demands in any way based on the Executive’s employment with the Company, the terms and conditions of such employment, or the Executive’s separation from employment. More specifically, the following are among the types of Claims that are waived and barred by this Release to the extent allowable under applicable law (but shall be considered illustrative but not exhaustive):

●	contract Claims, whether express or implied;

●	tort Claims, such as for defamation or emotional distress;

●	Claims under federal, state and municipal laws, regulations, ordinance or court decisions of any kind;

●	Claims of discrimination, harassment or retaliation, whether based on race, color, religion, gender, sex, age, sexual orientation, handicap and/or disability, genetic information, national origin, or any other legally protected class;

●	Claims under Title VII of the U.S. Civil Rights Act of 1964, the U.S. Age Discrimination in Employment Act of 1967, the U.S. Americans with Disabilities Act of 1990, the U.S. Family and Medical Leave Act of 1993, the U.S. Genetic Information Nondiscrimination Act of 2008, and similar state and local statutes, laws and ordinances, including the New York State Civil Rights Law, the New York State Equal Pay Law, the New York State Human Rights Law, the New York State Labor Law, the New York State Whistleblower Law, and the New York City Human Rights Law;

●	Claims under the U.S. Employee Retirement Income Security Act of 1974, the U.S. Occupational Safety and Health Act of 1970, the U.S. False Claims Act, and similar state and local statutes, laws and ordinances;

●	Claims for wrongful discharge; and

●	Claims for attorneys’ fees, including litigation expenses and costs;

provided that this Release shall not apply to (a) any obligation of the Company or any other Releasee under the Retention Agreement and (b) any right of the Executive to obtain contribution or indemnity against the Company or any other Releasee pursuant to contract, the Company’s charter or bylaws, or otherwise.

1.2	Notwithstanding any other provision of this Release, this Release does not limit or bar any Claim relating to the validity or enforcement of this Release or any Claim that is not legally waivable, including whistleblowing claims pursuant to Rule 21F-17 under the U.S. Securities Exchange Act of 1934. In addition, this Release shall not operate to limit or the Executive’s right to file an administrative charge of discrimination with the Equal Employment Opportunity Commission or to testify, assist or participate in an investigation, hearing or proceeding conducted by the Equal Employment Opportunity Commission. This Release does, however, bar the Executive’s right to recover any personal or monetary relief, including if the Executive or anyone on the Executive’s behalf seeks to file a lawsuit or arbitration on the same basis as the charge of discrimination. Additionally, nothing in this Release is intended, or shall be interpreted, to (a) have a chilling effect on the Executive’s ability to engage in whistleblowing activity by prohibiting or restricting the Executive (or the Executive’s attorney) from initiating communications directly with, or responding to any inquiry from, or providing testimony before, the Securities and Exchange Commission regarding the Executive’s employment with the Company or (b) prevent the Executive from reporting to, communicating with, contacting, responding to an inquiry from, providing relevant information to, participating or assisting in an investigation conducted by the Securities and Exchange Commission or any other governmental enforcement agency.

1.3.	This Agreement shall not in any way be construed as an admission by any of the Releasees that any Releasee has acted wrongfully or that the Executive has any rights whatsoever against any of the Releasees except as specifically set forth herein, and each of the Releasees specifically disclaims any liability to any party for any wrongful acts.

2.	Non-Disparagement.

2.1.	The Executive agrees that the Executive shall not at any time, either directly or indirectly, (a) issue, circulate, publish or utter any statement, remark, opinion or rumor that defames, disparages, denigrates, criticizes or speaks poorly about the Company or its affiliates (including its stockholders, directors and executive officers) or (b) disclose, disseminate or otherwise provide any information or material that may disparage, demean or reflect poorly upon, or harm or otherwise cause injury to, the image, reputation or character of the Company or any of its affiliates (including its stockholders, directors and executive officers) to any third parties, provided that the Executive shall respond accurately and fully to any question, inquiry or request for information when required by legal process and may make truthful statements in connection with any legal dispute related to or arising from this Release.

2.2.	The Company agrees that neither the Company nor any of its directors or executive officers shall at any time, either directly or indirectly, (a) issue, circulate, publish or utter any statement, remark, opinion or rumor that defames, disparages, denigrates, criticizes or speaks poorly about the Executive or (b) disclose, disseminate or otherwise provide any information or material that may disparage, demean or reflect poorly upon, or harm or otherwise cause injury to, the image, reputation or character of the Executive to any third parties, that the Company and its directors and executive officers shall respond accurately and fully to any question, inquiry or request for information when required by legal process and may make truthful statements in connection with any legal dispute related to or arising from this Release. If the Company intends to issue a press release or internal communication concerning the matters covered by this Release, the Executive shall have the right to approve the terms thereof prior to its issuance, such approval not to be unreasonably withheld.

3.	Return of Company Property. The Executive confirms and covenants that the Executive has returned to the Company, without retaining copies, all property of the Company and items related to the business of the Company (“Company Property”), including all (a) equipment, products, data, manuals, letters, emails, reports, agreements, communications (including intra-Company communications and whether in hard copy or stored electronically), (b) keys to Company property, (c) Company credit cards, identification cards and business cards, and (d) documents, memoranda, notes, papers, work product or other materials in the Executive’s possession or under the Executive’s control that contain or are derived from Information (as defined in the Restrictive Covenants Agreement) or that are otherwise connected with or derived from the Executive’s services to the Company.

4.	Cooperation. If the Executive receives a subpoena or process from any person or entity (including any governmental agency) that will or may require the Executive to disclose documents or information, or to provide testimony (in a deposition, court proceeding, or otherwise) regarding, in whole or in part, the Company or any of its affiliates (including its directors and executive officers), any Information or any Company Property, the Executive shall (a) to the extent permitted by law, notify ______________ of the Company of the subpoena or other process within twenty-four hours after receiving it and (b) to the maximum extent possible, not make any disclosure until the Company has had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure, limit the scope or nature of such disclosure, or seek to participate in the proceeding or matter in which the disclosure is sought.

5.	Review and Revocation by Executive.

5.1.	The Executive understands (a) the Executive has been given a period of twenty-one days to review and consider this Release before signing it pursuant to the U.S. Age Discrimination in Employment Act of 1967 and (b) the Executive may use as much of such twenty-one-day period as the Executive wishes prior to signing this Release.

5.2.	The Executive acknowledges and represents that the Executive understands the Executive may revoke the waiver of the Executive’s rights under the U.S. Age Discrimination in Employment Act of 1967 effectuated in this Release within seven days of signing this Release. Revocation can be made by delivering a written notice of revocation to ___________________, Chembio Diagnostics, Inc., 555 Wireless Boulevard, Hauppauge, New York 11788. For such a revocation to be effective, such officer must receive such written notice by no later than the close of business on the seventh day after the Executive signs this Release. If the Executive revokes the waiver of the Executive’s rights under the U.S. Age Discrimination in Employment Act of 1967, the Company shall have no obligations to the Executive under Section 3 of the Retention Agreement other than the Base Obligations (as defined in the Retention Agreement).

5.3.	The Executive and the Company respectively represent and acknowledge that in executing this Release neither of them is relying upon, and has not relied upon, any representation or statement not set forth herein made by any of the agents, representatives or attorneys of the Releasees with regard to the subject matter, basis or effect of this Release or otherwise.

5.4.	The Executive represents and agrees that the Executive (a) has been advised by the Company to discuss all aspects of this Release with the Executive’s attorney and, to the extent the Executive desires, has done so, (b) has carefully read and fully understands all of the provisions of this Release, and (c) is entering into this Release voluntarily.

6.	Miscellaneous.

6.1.	The Company and the Executive desire and intend that the provisions of this Release be enforced to the fullest extent permissible under law. In the event of any conflict between one or more provisions of this Release and any current or future law, such law shall prevail but the provisions of this Release affected by such conflict shall be curtailed and limited only to the extent necessary to bring those provisions within the requirements of law and the remaining provisions of this Release shall remain in full force and effect and shall be fully valid and enforceable.

6.2.	This Release shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of laws principles thereof or to those of any other jurisdiction that, in either case, could cause the application of the laws of any jurisdiction other than the State of New York.

6.3.	This Release (a) is binding on the successors and assigns of, and sets forth the entire agreement between, the parties hereto, (b) fully supersedes any and all prior agreements or understandings between the parties hereto pertaining to the subject matter hereof, and (c) may not be changed except by explicit written agreement to that effect subscribed by e.

6.4.	For purposes of this Release:

(a)	headings used in this Release are for convenience of reference only and shall not, for any purpose, be deemed a part of this Release;

(b)	the words “include,” “includes” and “including” shall not be construed so as to exclude any other thing not referred to or described;

(c)	the word “or” is not exclusive;

(d)	unless the context otherwise requires, (i) references in this Release to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (ii) references in this Release to a statute mean such statute as amended from time to time and include any successor legislation thereto and any rules and regulations promulgated thereunder; and

(e)	this Release shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

*            *            *

PLEASE READ CAREFULLY. THIS RELEASE INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

This Release is executed by the Executive and on behalf of the Company as of ______________, 20__.

Charles Caso	Chembio Diagnostics, Inc.

/s/ CHARLES CASO	By:	/s/ Richard L. Eberly
Name: Richard L. Eberly Title: President & CEO